AB
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SECU 12011941 SION

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 23466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr., SE
(No. and Street)

Grand Rapids (City) MI (State) 49546 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randal L. Hansen 616-942-7680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, PC
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave., Suite 1 (Address) Lansing (City) MI (State) 48912 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
~~REGISTRATIONS BRANCH~~
03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MA 3/17

OATH OR AFFIRMATION

I, Randall L. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Securities Company, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LEE ANN BOWEN
NOTARY PUBLIC, STATE OF MI
COUNTY OF IONIA
MY COMMISSION EXPIRES Feb 3, 2017
ACTING IN COUNTY OF Kent

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITORS' REPORT

Members and Board of Directors
Centennial Securities Company, LLC
and C.S.C. II, Inc.

We have audited the accompanying consolidated statement of financial condition of Centennial Securities Company, LLC and C.S.C II, Inc., (the Company) as of December 31, 2011, and the related consolidated statements of operations, changes in members' and stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centennial Securities Company, LLC and C.S.C II Inc., as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Maner Costerisan PC

February 14, 2012

CENTENNIAL SECURITIES COMPANY, LLC AND C.S.C. II, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 655,661
Investments	48,439
Receivables:	
Clearing organization	151,314
Commissions	130,000
Employees	71,645
Deposit with clearing organization	50,000
Prepaid expenses	78,020
Property and equipment, less accumulated depreciation	1,000,156
TOTAL ASSETS	$ 2,185,235

LIABILITIES AND MEMBERS' AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 125,839
Accrued compensation and other expenses	230,230
Notes payable	2,145
Deferred revenue	62,226
Mortgage payable	879,150
Interest rate swap	51,119
TOTAL LIABILITIES	1,350,709
MEMBERS' AND STOCKHOLDERS' EQUITY:	
Members' equity	946,795
Common stock, $1 par value, 50,000 shares authorized, and 543 shares issued and outstanding	543
Paid in capital	111,012
Accumulated other comprehensive loss	(51,119)
Retained earnings (deficit)	(172,705)
TOTAL MEMBERS' AND STOCKHOLDERS' EQUITY	834,526
TOTAL LIABILITIES AND MEMBERS' AND STOCKHOLDERS' EQUITY	$ 2,185,235

CENTENNIAL SECURITIES COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation – The accompanying consolidated financial statements include the accounts of Centennial Securities Company, LLC and C.S.C. II, Inc. collectively referred to as the Company. Centennial Securities Company, LLC is the controlling entity and C.S.C. II, Inc. is the variable interest entity (VIE) for which Centennial Securities Company, LLC is the primary beneficiary (see note 3). Centennial Securities Company, LLC has no ownership interest in C.S.C. II, Inc. All significant inter-company transactions and balances have been eliminated.

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income is recorded on a trade date basis and normally settled within 30 days.

Underwriting income - Underwriting income includes fees arising from private placement securities offerings in which the Company acts as an underwriter or agent and contracts to sell such offerings on a best-effort basis. Underwriting fees are realized at the time the underwriting is completed and income is reasonably determinable.

Comprehensive income (loss) - Comprehensive income (loss) is comprised of net income and other comprehensive income items in the financial statements. For the Company, comprehensive income consists of net income and the unrealized loss in recording interest rate swaps at fair value.

CENTENNIAL SECURITIES COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Property, equipment and depreciation - Property and equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are being used to depreciate property and equipment.

Building and improvements	15 - 50 years
Leasehold improvements	5 - 7 years
Furniture and equipment	3 - 5 years

Income taxes - Centennial Securities Company, LLC is a limited liability company and has elected under the Internal Revenue Code to be treated as an S corporation. C.S.C. II, Inc., with the consent of its stockholders, has also elected under the Internal Revenue Code to be treated as an S Corporation. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders and members are liable for any income taxes due on their share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the consolidated financial statements. The Company incurs state income taxes and the financial statements include a provision for the current Michigan Business Tax amounting to $48,702.

Advertising - The Company expenses advertising costs as incurred.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through the auditors' opinion date, which is the date the financial statements were available to be issued.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Centennial Securities Company, LLC is a securities broker-dealer and is registered with the Securities Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

C.S.C. II, Inc. owns and leases an office building to Centennial Securities Company, LLC and other outside parties.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exemptive regulatory provisions.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables.

The Company deposits its cash with financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

Commissions and concessions receivable were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years

CENTENNIAL SECURITIES COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – VARIABLE INTEREST ENTITIES

As discussed in note 2, C.S.C. II, Inc. leases an office building to Centennial Securities Company, LLC. Total rent amounting to $210,723 and intercompany notes amounting to $63,729 were eliminated in consolidation for the year ended December 31, 2011.

C.S.C. II, Inc. is considered a variable interest entity because substantially all of its revenue is from and its operations are supported by Centennial Securities Company, LLC. Centennial Securities Company, LLC has determined that it is the primary beneficiary of C.S.C. II, Inc. because it has the power to direct the activities of C.S.C. II, Inc. that most impact its economic performance. As a result, C.S.C. II, Inc. has been included in the financial statements as a consolidated VIE. The creditors of C.S.C. II, Inc. generally have no recourse against the credit of Centennial Securities Company, LLC. Included in the consolidated statement of financial condition as of December 31, 2011 are the following amounts related to C.S.C. II, Inc.:

	2011
Property and equipment - net	$ 882,600
Other assets	4,833
	$ 887,433
Mortgage payable	$ 879,150
Other liabilities	120,552
	$ 999,702
Non-controlling interest (deficit) in equity	$ (112,269)

NOTE 4 - INVESTMENTS

Investments are considered trading securities and consist of the following at December 31, 2011:

	Face value	Amortized cost	Fair value	Unrealized gain
Municipal bonds	$ 50,000	$ 47,743	$ 48,439	$ 696

CENTENNIAL SECURITIES COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - FAIR VALUE MEASUREMENT

The Company is subject to accounting standards that establish a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below.

Level 1: Quoted prices in active markets for identical securities.

Level 2: Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level 3: Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable or deemed less relevant (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Association's own assumptions about the factors market participants would use in pricing an investment and would be based on the best information available.

The following is a market value summary by the level of the inputs used, as of December 31, 2011, in evaluating the Company's assets carried at fair value. The inputs or methodology used for valuing securities may not be an indication of the risk associated with investing in those securities.

	Level 1	Level 2	Level 3	
Description	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total December 31, 2010
Assets				
Municipal bonds	$ -	$ 48,439	$ -	$ 48,439
Liabilities				
Interest rate swap	$ -	$ 51,119	$ -	$ 51,119

NOTE 6 - PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment consists of the following at December 31, 2011:

	Centennial Securities Company, LLC	C.S.C. II, Inc.	Total
Land	$ -	$ 180,370	$ 180,370
Building and improvements	-	1,428,957	1,428,957
Leasehold improvements	98,532	-	98,532
Furniture and equipment	367,262	-	367,262
	465,794	1,609,327	2,075,121
Less accumulated depreciation	348,238	726,727	1,074,965
Net property and equipment	$ 117,556	$ 882,600	$ 1,000,156
Depreciation expense	$ 36,470	$ 37,979	$ 74,449

NOTE 7 - DEBT

Centennial Securities Company, LLC has available a $250,000 line of credit with interest charged at the bank's prime rate (3.25% at December 31, 2011) plus 0.75%. There were no borrowings outstanding at December 31, 2011. The agreement expires September 30, 2012.

C.S.C. II, Inc. has long-term debt at December 31, 2011 consisting of the following obligations:

	2011
Mortgage note payable - due in monthly installments of $4,600 - $5,700 through May 2016 at which time the remaining balance becomes due and payable. The note includes interest at LIBOR plus 3% (see note 8 regarding interest rate swaps) and is secured by the building.	$ 879,150

NOTE 7 - DEBT (Concluded)

Maturities of long-term debt are as follows:

Year ending December 31,		
2012	$	57,300
2013		60,900
2014		63,800
2015		66,900
2016		630,250
	$	879,150

The mortgage note payable is subject to restrictive covenants. The Company met or exceeded the requirement of all covenants for the year ended December 31, 2011. All covenants remain in effect for future years or until the debt is retired.

C.S.C. II, Inc. has an unsecured note payable outstanding for the repurchase of common stock in the amount of $2,145 due in monthly installments of $542 including interest at 5% and maturing April, 2012.

NOTE 8 – INTEREST RATE SWAPS

In May 2011, the Company entered into an interest rate swap agreement with a notional amount of $911,350 ($879,150 as of December 31, 2011) that expires in June 2016. The purpose of the swap agreement is to fix the interest rate on variable rate debt and reduce exposure to interest rate fluctuations. Under the agreement, at the beginning of each month the Company pays the counterparty interest at a fixed rate of 2.44%, and the counterparty pays the Company interest at a variable rate, adjusted monthly, based on LIBOR. The amounts exchanged are calculated based on the notional amount that is tied to the installment note balance at the beginning of each month. Because the interest rate swap is classified as a hedging activity, changes in fair value are recognized as a component of other comprehensive income. The interest rate swap has a liability fair value of $51,119 at December 31, 2011. The cash flow effect of the interest rate swap is included in interest expense on the income statement. The fair value of the interest rate swap agreement is provided by the counterparty. The significant inputs, primarily the LIBOR yield curve, used by the counterparty to determine fair value are considered Level 2 observable market inputs. Neither the Company nor the counterparty in the interest swap agreement, which is a prominent banking institution, is required to collateralize their respective obligations under the agreement. The Company is exposed to loss if the counterparty should default. However, the Company monitors the credit and nonperformance risk associated with its counterparty, and believes them to be insignificant at December 31, 2011.

CENTENNIAL SECURITIES COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 9 - LEASES

The Company leases office space from an outside party under the terms of an agreement expiring in June 2012. Rental expense under this agreement was $25,250 in 2011. The Company leases additional office space under a month to month operating lease. Rental expense under this agreement was $39,788 in 2011.

The Company leases certain equipment under a non-cancelable operating leases which expire between 2012 and 2017 Rental expense under these agreements was approximately $23,134 in 2011.

The following is a schedule of future minimum lease payments required under the non-cancelable operating leases at December 31:

Year		
2012	$	64,245
2013		15,919
2014		3,187
2015		3,187
2016		3,187
2017 and thereafter		2,390
	$	92,115

NOTE 10 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had regulatory net capital of $546,657 and a minimum regulatory net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was .7587 to 1.

NOTE 11 - RETIREMENT PLAN

The Company maintains a retirement plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. The plan is a safe harbor 401(k) plan. The Company contributed approximately $89,000 to the plan for 2011.

NOTE 12 - MEMBERSHIP UNIT REPURCHASE AGREEMENT

The Members and the Company have the option to purchase any units offered for sale by members.

In the event of the death, disability, retirement, or termination of a member the remaining members have the option to purchase the units. The Company is obligated to repurchase any units not purchased by the remaining members. The purchase price under this provision is the amount agreed to periodically by the members. For 2011, the buyback provision was 130% of net book value.

Any amounts paid by the Company under this agreement are subject to the Company's ability to meet net capital requirements established by the Securities Exchange Act Rule 15c3-1.

NOTE 13 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees, and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees, and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.